June 16, 2014

Edward M. Kelly
Senior Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing and Construction

100 F Street, NE
Washington, D.C. 20549-4631

Re:	QuantumSphere, Inc.
Current Report on Form 8-K
Filed April 28, 2014
File No. 0-53193

Dear Mr. Kelly:

We are providing this response letter on behalf of QuantumSphere, Inc. (the “Registrant” or the “Company”), with respect to the United States Securities and Exchange Commission's (the "Commission") comment letter dated May 22, 2014, regarding the Registrant’s Current Report on Form 8-K, filed April 28, 2014 (the “Form 8-K”). Simultaneously with the filing of this letter, the Company is submitting via EDGAR an amended Form 8-K (the “Form 8-K/A”), which responds to the Staff’s comments.

For your convenience, the Commission's comments have been reproduced below, followed by the Registrant’s response.

General

1.	Please revise your Form 8-K to include updated financial statements and related disclosures of QuantumSphere, Inc., the private operating company, for the interim period ended March 31, 2014.

RESPONSE:

As requested, the Company has included the financial statements and related disclosures of QuantumSphere, Inc. for the interim period ended March 31, 2014 as Exhibit 99.2 in the Form 8-K/A.

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Business, page 4

2.	Please clarify what products you make that generate your revenues. Your discussion here focuses on your QSI-Nano iron catalysts to be used in the production of ammonia; however, it is not clear whether you actually receive revenues from the sale of these products. We note disclosure only that you have tested internally and externally validated the efficiencies of these catalysts with industry leaders. Similarly, we note disclosure about four ways in which you “propose to generate revenues” through your metal-air battery technology, but it is not clear whether you currently generate revenues from metal-air batteries.

RESPONSE:

The Company has revised the section entitled, “Business”, to:

•	State that the large majority of our revenues since inception have come from the sale of QSI-Nano catalyst materials, generally purchased in small lots;

•	Clarify that revenues have yet to be generated from the sale of QSI-Nano iron catalysts in the chemicals sector, and revenues are dependent upon achievement of commercial validation;

•	Clarify that a very limited amount of revenues have been achieved historically from the sale of QSI battery cathode material; and

•	Clarify that no revenues have been generated from the MetAir Ranger battery product.

Ammonia Market Overview, page 7

3.	Disclosure indicates that you have established a sales agent relationship with Beijing Lucky Star Ltd. or BLS, an industrial chemicals and process plant consulting agency located in Beijing, China. Disclose whether you have entered into an agreement with BLS evidencing the sales agent relationship, and, if so, advise what consideration you have given to filing the agreement as an exhibit to the Form 8-K. See Item 601(b)(10) of Regulation S-K.

RESPONSE:

As requested, the Company has revised this section to include the details of the Agency Agreement between the Company and BLS executed on April 8, 2013, as well as Addendum No. 1 to the Agency Agreement executed on December 23, 2013.

As requested, the Company has filed the Agency Agreement and Addendum No. 1 to the Agency Agreement as Exhibit 10.16 and Exhibit 10.17 to the Form 8-K/A.

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Field Test Validation, page 18

4.	Confirm that Tracy Lenocker is aware of and does not object to inclusion in the Form 8-K of the quotation that you cite.

RESPONSE:

As requested, the Company confirms that Tracy Lenocker has provided written confirmation that he is aware of and does not object to inclusion of the quotation cited in the Form 8-K/A.

Research and Development, page 22

5.	Disclosure indicates that you have entered into research and development agreements with strategic partners in the chemical manufacturing industry and the battery industry. Summarize the principal provisions of any material the research and development agreements that you have entered into with strategic partners, and advise what consideration you have given to filing the research and development agreements as exhibits to the Form 8-K. See Item 601(b)(10) of Regulation S-K.

RESPONSE:

Although the Company has entered into research and development agreements with strategic partners in the chemical manufacturing industry and the battery industry in the past, the terms of these agreements have expired. The Company’s focus has shifted to commercial validation of its QSI-Nano iron catalysts for use in the production of ammonia and field trials of its MetAir Ranger battery. It is anticipated that future research and development agreements will be realized, particularly for additional QSI-Nano catalysts that may have applicability in enhancing the production of other chemicals beyond ammonia. Along these lines, on June 11, 2014, the Company recently entered into a Strategic Alliance Agreement and a Raw Material Supply Agreement with Freeport Cobalt Americas LLC, a wholly-owned subsidiary of Freeport-McMoRan Copper & Gold, Inc. (NYSE:FCX).

Accordingly, the Company has revised the disclosure in the Form 8-K/A to reflect the foregoing and has filed copies of the Raw Material Supply Agreement and the Strategic Alliance Agreement as Exhibit 10.18 and Exhibit 10.19 to the Form 8-K/A.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

Results of Operations, page 27

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

6.	Please revise your MD&A narrative to:

•	quantify how much of the change in net sales from period to period was due to price versus volume sold. Please also describe the nature of products that you sold;

•	discuss the most significant components of your cost of sales and the percentage of cost of sales attributable to such components;

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•	quantify the reasons that you have provided for the improvement in the gross profit (loss) from 2012 to 2013; and

•	quantify and discuss more fully the underlying factors that you have identified that attributed to the significant changes in research and development expenses, selling, marketing, and advertising expenses, and general and administrative expenses between comparative periods.

RESPONSE:

As requested, the Company has revised the MD&A narrative in the Form 8-K/A as follows:

•	Quantified the change in net sales from period to period for additional disclosure due to price versus volume sold as well as to the nature of products sold;

•	Provided additional discussion of the specific components of costs of goods sold and reasons for the improvement in gross profit (loss);

•	Included disclosure of the underlying factors that attributed to the significant changes in research and development expenses, selling, marketing, and advertising expenses, and general and administrative expenses.

Liquidity and Capital Resources, page 29

7.	We refer to your narrative where you describe the components of net cash used in operating activities. Please expand your discussion to address the reasons for the significant changes in working capital items between periods as presented in your statements of cash flows, such as the changes in accounts receivable, prepaid expenses and other current assets, accounts payable and accrued expenses, and deferred revenue.

RESPONSE:

As requested, the Company updated and expanded its discussion of the significant changes in working capital as of March 31, 2014 in the Form 8-K/A, specifically, to include discussion of accounts receivable, prepaid expenses and other current assets, accounts payable and accrued expenses, and deferred revenue.

Forward-Looking Statements, page 47

8.	Since you are a penny stock issuer, you are ineligible to rely on the safe harbor provision of the Private Securities Litigation Reform Act of 1995. See Section 27A(b)(I)(c) of the Securities Act and Section 21E(b)(1)(c) of the Securities Exchange Act. Please delete the phrase “under Section 27A of the Securities Act.” Alternatively, revise the disclosure to make clear that the safe harbor provision is unavailable to you.

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RESPONSE:

The Company has revised the disclosure in the Form 8-K/A as requested to remove the phrase “under Section 27A of the Securities Act.”

Description of Our Capital Stock, page 48

9.	Include contact information for requesting copies of your articles of incorporation and bylaws.

RESPONSE:

The Company has revised the disclosure in the Form 8-K/A as requested.

Changes in Registrant’s Certifying Accountant, page 56

10.	Please revise the first sentence in the fifth paragraph of your disclosure to state specifically that during the years ended December 31, 2013 and 2012 and through April 22, 2014, there were no consultations with the newly engaged independent accountant. Refer to Item 304(a)(2) of Regulation S-K.

RESPONSE:

The Company has revised the disclosure in the Form 8-K/A as requested.

Executive Officers and Directors, page 58

11.	In the biographical paragraphs of Messrs. Sangkeun (S.K.) Park, Marc H. Goroff, and Robert S. Venable, please clarify their specific business experience during the past five years. See Item 401(e) of Regulation S-K.

RESPONSE:

The Company has revised the disclosure in the Form 8-K/A as requested.

Employment Agreements and Compensation Arrangements, page 68

12.	File the employment agreements with Messrs. Kevin D. Maloney, Gregory L. Hrncir, R. Douglas Carpenter, and Thomas Candelaria as exhibits to the Form 8-K. See Item 601(b)(10) of Regulation S-K. Note that the form of executive employment agreement that you filed as exhibit 10.7 does not satisfy the item requirement.

RESPONSE:

The Company has filed the employment agreements with Messrs. Kevin D. Maloney, Gregory L. Hrncir, R. Douglas Carpenter, and Thomas Candelaria as Exhibits 10.12, 10.13, 10.14 and 10.15 to the Form 8-K/A.

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Exhibits 2.1 and 2.2

13.	We note that the table of contents for each of these exhibits does not include a complete list of attachments. Additionally, you did not identify the contents of all omitted schedules, together with an agreement to furnish supplementally a copy of any omitted schedule to the Commission upon request. See Item 601(b)(2) of Regulation S-K. Please revise.

RESPONSE:

In response, the Company has filed amended table of contents for both the Agreement and Plan of Merger dated November 15, 2013 and the Amended and Restated Agreement and Plan of Merger dated April 22, 2014 as Exhibit 2.3 and Exhibit 2.4 to the Form 8-K/A. Upon request, the Registrant agrees to supplementally furnish a copy of any omitted schedule to the Commission.

Exhibit 3.2

14.	We are unable to locate the certificate of amendment to articles of incorporation in the Form 10SB that you filed on March 23, 2010 and that you incorporated by reference. Please advise. Alternatively, file the certificate of amendment to articles of incorporation as an exhibit to the Form 8-K.

RESPONSE:

The Company has filed the Certificate of Amendment to the Company’s Articles of Incorporation, as filed with the Nevada Secretary of State on June 7, 2011, as Exhibit 3.2 to the Form 8-K/A.

Exhibit 99.1 – Audited Financial Statements of QuantumSphere, Inc.

General

15.	To the extent applicable, please revise the notes to your financial statements to disclose:

•	information with respect to your patents as required by ASC 350-30-50-2; and

•	segment information as provided in ASC 280-10-50, including the entity-wide information provided by ASC 280-10-50-38 through 50-42.

Alternatively, please explain to us why you have not provided these disclosures.

RESPONSE:

In response, the Company notes the following disclosure requirements:

•	with respect to patents as required by ASC 350-30-50-2:

The Company believes that the additional disclosure prescribed by ASC 350-30-50-2 is not material to its overall financial statements. Specifically, accumulated amortization at December 31, 2013 and 2012 was approximately $26,000 and $21,000, respectfully, and amortization expense was for the years then ended was $5,000 (as is the estimated amortization expense for the next five years). Respectfully, the Company will include the additional disclosures in future filings.

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•	with respect to segment information as provided in ASC 280-10-50, including the entity-wide information provided by ASC 280-10-50-38 through 50-42:

The Company considered the requirements as set forth in ASC 280, Segment Reporting and noted the following:

o	The Company’s Chief Operating Decision Maker (“CODM”) is its Chairman, Chief Executive Officer and President;

o	The Company’s principal business activities have been geared towards the sales of various nanomaterials and electrodes, as well as the development of its Met-Air products which are not yet available on a commercial basis; and

o	The CODM typically reviews operating and financial information on a monthly basis. The operating and financial information package only comprises business activities for one operating segment and no other discrete financial information for other activities of the business is included or reviewed.

Based on the above, disclosure of separate operating segments does not appear to be required in accordance with ASC 280-10-50-1.

Exhibit 99.2 – Unaudited Pro Forma Combined Financial Information

16.	We remind you that your pro forma balance sheet should be based on the latest balance sheet in the filing and the pro forma statement of operations should be based on the latest fiscal year and interim period in the filing. In this regard, please remove the pro forma balance sheet as of December 31, 2012 as well as the pro forma statement of operations for the year ended December 31, 2012. Additionally, please update your pro forma balance sheet as of March 31, 2014 and provide a pro forma statement of operations for the interim period ended March 31, 2014.

RESPONSE

The Company has removed the pro forma financial information as of and for the year ended December 31, 2012 and has included updated pro forma financial information as of and for the quarter ended March 31, 2014. Please note that Exhibit 99.2 of the Form 8-K has been renumbered as Exhibit 99.3 of the Form 8-K/A.

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17.	Please tell us how the post-merger shares of common stock outstanding on your pro forma combined balance sheet as of December 31, 2013 and the related amount reconciles with your disclosure on page 3 that 21,377,066 shares of common stock were outstanding immediately after the merger.

RESPONSE:

In terms of the Registrant’s shares of common stock outstanding as of December 31, 2013 and the Registrant’s shares of common stock immediately after the merger, the Registrant notes the following transactions involving the Registrant’s common stock:

•	As of December 31, 2013, the Registrant had issued and outstanding 54,120,000 shares of common stock;

•	After December 31, 2013, but prior to the merger, the Registrant issued an additional 2,905,000 shares of common stock resulting in a total of 57,025,000 shares of common stock issued and outstanding prior to the merger;

•	Immediately prior to the merger, a total of 52,825,000 shares were surrendered by certain stockholders for cancellation resulting in a total of 4,200,000 shares of common stock issued and outstanding;

•	As part of the merger, the Registrant issued 17,177,066 shares of common stock to shareholders of QSI on a 1-for-1 basis; and

•	Immediately after the merger, the Registrant had issued and outstanding 21,377,066 shares of common stock.

In terms of QuantumSphere, Inc.’s shares of common stock outstanding as of December 31, 2013 and QuantumSphere, Inc.’s shares of common stock immediately before the merger, the Registrant notes the following transactions involving QuantumSphere, Inc.’s common stock:

•	As of December 31, 2013, QuantumSphere, Inc. had issued and outstanding 11,056,059 shares of common stock;

•	Pursuant to a 1-for-10,000 reverse stock split/10,000-for-1 forward stock split, QuantumSphere, Inc. reduced its issued and outstanding shares by 593,187 shares;

•	Through the issuance of additional convertible notes and the conversion of all of its outstanding debt obligations and accrued interest, QuantumSphere, Inc. issued 5,447,194 shares of common stock immediately prior to the merger;

•	Through a private placement of units, QuantumSphere, Inc. issued 1,267,000 shares of common stock immediately prior to the merger (as well as warrants to purchase 633,500 shares of common stock); and

•	As a result of the aforementioned transactions, QuantumSphere, Inc. had 17,177,066 shares of common stock outstanding immediately prior to the merger.

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The Company has revised the presentation of the shares of common stock outstanding immediately after the merger. Specifically, the Company notes the following reconciliation as of December 31, 2013:

QuantumSphere, Inc. shares outstanding	11,056,059
Registrant shares outstanding	54,120,000
Total, as reported	65,176,059
Adjustments:
Surrender of Registrant shares	(52,825,000)
Notes converted into QuantumSphere, Inc. shares	3,025,698
Total, as adjusted	15,376,757

Specifically, the Company notes the following reconciliation as of March 31, 2014:

QuantumSphere, Inc. shares outstanding	11,056,059
Registrant shares outstanding	57,025,000
Total, as reported	68,081,059
Adjustments:
Surrender of Registrant shares	(52,825,000)
Notes converted into QuantumSphere, Inc. shares	5,447,194
Total, as adjusted	20,703,253

Lastly, the Company notes the following roll forward from March 31, 2014 to the merger date:

Total, as adjusted, as of March 31, 2014	20,703,253
QuantumSphere, Inc. shares issued in April 2014	1,267,000
Share reduction due to reverse split by QuantumSphere, Inc.	(593,187)
Total, as of merger date	21,377,066

***********************

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In connection with the responses above, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments to not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions regarding the foregoing to Robert Kim of Ballard Spahr LLP at (702) 471-7000 or the undersigned at (714) 545-6266.

Sincerely,

/s/ Kevin D. Maloney

Kevin D. Maloney
President and Chief Executive Officer

cc:	Gregory L. Hrncir
Robert C. Kim

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